UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SUSSEX BANCORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

869245100

(CUSIP Number)

Timothy J. Matteson, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Corporate Secretary

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

(973) 697-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 869245100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Lakeland Bancorp, Inc. 22-2953275
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 221,765
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 221,765
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 221,765
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.7%*
14.	Type of Reporting Person (See Instructions): CO

*As set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as of November 3, 2016, there were 4,741,720 shares of the Issuer’s common stock outstanding. Accordingly, as of the date of the filing of this Amendment No. 1 to Schedule 13D, Lakeland beneficially owns 4.7% of the Issuer’s outstanding shares.

This Amendment No. 1 constitutes an exit filing for the Reporting Person as the Reporting Person beneficially owns less than five percent (5%) of the common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

As of December 31, 2013, Lakeland Bancorp, Inc. (“Lakeland”) may be deemed to have beneficially owned an aggregate of 221,765 shares (the “Shares”) of the Issuer’s common stock. Lakeland has sole voting and dispositive power with respect to the Shares. As set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, there were 4,629,113 shares of the Issuer’s common stock outstanding on December 31, 2013. The Shares represented 4.8% of the outstanding shares on such date.

As set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as of November 3, 2016, there were 4,741,720 shares of the Issuer’s common stock outstanding. Lakeland continues to beneficially own the 221,765 Shares. Accordingly, as of the date of the filing of this Amendment No. 1 to Schedule 13D (the “Amendment”), Lakeland beneficially owns 4.7% of the Issuer’s outstanding shares.

This Amendment constitutes an exit filing for Lakeland as it beneficially owns less than five percent (5%) of the common stock of the Issuer.

Lakeland did not have any transactions in the Issuer’s common stock during the 60 days prior to the filing of this Amendment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Name: Timothy J. Matteson, Esq.
Title: Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).